

Mail Stop 7010

October 28, 2008

via U.S. mail and facsimile

John U. Clarke, Chief Executive Officer
NATCO Group Inc.
11210 Equity Drive, Suite 100
Houston, Texas 77041

      RE: NATCO Group Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed March 17, 2008
              Forms 10-Q for the Fiscal Quarters Ended March 31, 2008
              June 30, 2008
              File No. 1-15603

Dear Mr. Clarke:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 2

1. We note your risk factor that you may incur substantial costs to comply with environmental obligations. If material, please disclose in future filings the estimated capital expenditures for environmental control facilities. See Item 101(c)(1)(xii) of Regulation S-K.

Item 1A. Risk Factors, page 19

Long –term contracts for operation…, page 21

2. In future filings, please disclose the carrying value of the assets subject to these long-term contracts for your separation facilities and the amount of tolling fees recognized for each period presented to allow an investor to understand the assets and revenues at risk if these long-term contracts are cancelled. Further, please disclose if there is a history of any material cancellations.

Item 3. Legal Proceedings, page 25

3. On page 18, we note that you are a party to an environmental proceeding where you have been named a potentially responsible *de minimis* party in connection with a federal superfund cite. If the proceeding meets the threshold set forth in Instruction 5(C) to Item 103 of Regulation S-K, please disclose in future filings the information required by Item 103.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 43

4. In future filings, please revise your analysis of working capital and cash flows provided by operating activities to provide a more detailed analysis of the components impacting these items rather than repeat numerical data contained in the consolidated financial statements. Refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification. For example, trade accounts receivable had a material impact to cash flows provided by operating activities and is 53.2% and 32.8% of total current assets and total assets, respectively. As such, you should consider providing investors with a detailed analysis of this line item disclosing the components, such as the amount of the traditional trade accounts receivables, costs in excess of billings, and trade account receivables and costs in excess of billings related to claims and unapproved change orders, as appropriate. Further, you should consider disclosing and providing an analysis of trade accounts receivable days sales outstanding. For costs in excess of billings, you should consider disclosing the amount that has been subsequently billed to customers. If a material portion of costs in excess of billings was not subsequently billed, provide an explanation as to why. For any material amounts of receivables and costs in excess of billings related to claims and unapproved change orders, explain why you believe such amounts are collectible.

Consolidated Statements of Operations, page 55

5. In future filings, please revise your presentation of minority interest to include this
    line item after income tax provision. Refer to Rule 5-03(b)(12) of Regulation S-X for
    guidance.

General – Notes to Consolidated Financial Statements, page 58

6. We note that you completed the acquisition of ConSepT AS on December 3, 2007 for
    the aggregate purchase price of approximately $25.5 million through the combination
    of cash and common stock. We further note that you may be required to make
    additional payments to the Sellers depending on the financial performance of
    ConSepT AS over the next three years. Please include the disclosures required by
    paragraphs 51-52, 54-55 of SFAS 141 in future filings. Otherwise, please provide us
    with a detailed explanation as to why you do not believe these disclosures should be
    presented. In addition, we note that you have not provided the disclosures required
    by paragraph 58 of SFAS 141, at a minimum for your acquisition of Linco-
    Electromatic, Inc. during January 2008 in your March 31, 2008 or June 30, 2008
    Forms 10-Q. Please also provide these disclosures in future filings, or provide us
    with a detailed explanation as to why you do not believe these disclosures are
    necessary.

(2) Summary of Significant Accounting Policies, page 58

Revenue Recognition, page 60

7. In future filings, please revise your policy footnote to disclose when you recognize
    revenues and costs for unapproved change orders and claims. If material, please
    disclose the amount of revenue recognized for claims and unapproved change orders.
    Refer to paragraphs 62-63 and 65-67 of SOP 81-1 for guidance.

8. We note your disclosure on page 15 that you license certain technology under
    agreements with Shell Global Solutions. In future filings, please disclose your policy
    for recognizing revenue for the technology licenses and any other instances in which
    you recognize license fees. Otherwise, please confirm to us that these license fees are
    immaterial.

Research and Development, page 61

9. In future filings, please disclose the amount of research and development costs you
    have incurred during each period presented. Please also disclose the types of
    activities and cost elements you are included as research and development expenses.
    Refer to SFAS 2 for guidance.

Foreign-Currency – Translation Adjustment and Transaction Gains (Losses), page 61

10. Considering the significance of income generated outside of the U.S., please revise
your disclosure in future filings to state your policy with regards to determining the
functional currency of your foreign entities. Refer to SFAS 52 for guidance.

(5) Costs and Estimated Earnings on Uncompleted Contracts, page 66

11. We note your presentation of costs and estimated earnings on uncompleted contracts.
It is unclear from your presentation whether the costs in excess of billings included in
trade accounts receivable from this presentation for each period presented is the
activity for the period or whether this is the total costs in excess of billings included
in trade accounts receivable balance as of December 31, 2007 and December 31,
2006. In this regard, we note that the amount you attribute to customer advanced
billings and payments from this presentation does not agree to the total on your
consolidated balance sheet. Please advise and revise your disclosure in future filings
to clarify what this presentation represents. If the presentation does not reflect the
total amount of costs in excess of billings included in trade accounts receivable in
your consolidated balance sheets, please disclose this amount in accordance with Rule
5-02.3(c)(2) of Regulation S-X. In addition, please include disclosure in future
filings that explains why such costs that have been incurred have not yet been billed
to the customer. Further, please revise your disclosure in future filings to clarify that
this presentation relates to those contracts for which revenue is recognized under the
percentage of completion method in accordance with SOP 81-1. Finally, please note
that billed and unbilled amounts related to claims, unapproved change orders or other
uncertainty related to realization should be separately presented on the face of the
consolidated balance sheets or within the footnotes along with a description of the
nature and status of the principal items comprising such amount. Refer to Rule 5-
02.3(c)(3) of Regulation S-X for guidance.

(8) Accrued Expense, page 68

12. In future filings, please disclose the nature of the costs within the project cost line
item in accrued expenses. Please provide us with the disclosure you intend to include
in future filings.

13. We note that your product warranties accrual as of December 31, 2007, is $3,265,000.
We further note that you made payments during the December 31, 2007, fiscal year of
$3,120,000, which represents the majority of the remaining accrual. In addition, we
note that you increased the accrual during the December 31, 2007, fiscal year by
$2,451,000, which is less than the payments made. As your revenues have increased
and your raw material costs also continue to increase, it is unclear why your product

warranties accrual decreased from the December 31, 2006, accrual. Please advise with a view toward future disclosure. Please also tell us the portion of the $18 million letters of credit outstanding as of December 31, 2007, that relates to warranties.

14. In future filings, please revise your tabular reconciliation of the changes in your warranty liability to separately present the aggregate changes in the liability for accruals related to product warranties issued during the reporting period and the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) as required by paragraph 14.b. of FIN 45. Please also provide the tabular reconciliation for each of the three reporting periods presented.

(13) Commitments and Contingencies, page 77

FCPA Review, page 77

15. In future filings, please revise your disclosure to address the materiality of the FCPA review matter to your liquidity in addition to your financial condition and results of operations.

(14) Litigation, page 78

16. In future filings, please revise your disclosure to address the materiality of pending lawsuits or legal proceedings to your liquidity in addition to your financial condition and results of operations. If there are any pending lawsuits or legal proceedings that are probable or reasonably possible of having a material impact to liquidity, please address the need for disclosure of those issues in accordance with paragraphs 9-10 of SFAS 5.

Schedule 14A Filed on March 26, 2008

Compensation Discussion and Analysis, page 18

Elements of Compensation, page 20

Annual Cash Incentive Bonus, page 20

17. On pages 21 and 22, we note that the GNC Committee "eliminated certain one-time gains and losses in its determination of corporate and business unit financial performance." In future filings, please disclose the gains and losses that were eliminated when determining corporate and business unit financial performance.

18. On page 22, we note that 30% of the named executive officers' annual incentive
    bonus is tied to "business unit and individual goals" and that "both components are
    subject to adjustment by the GNC Committee based on individual performance." In
    future filings, please disclose the goals for the business units, the actual results
    achieved by the business units, and how you evaluated whether the goals were met.
    See Item 402(b)(2)(v) and (vi) of Regulation S-K. Please also describe the elements
    of individual performance and contribution that are taken into account when
    determining annual cash incentive bonuses for each named executive officer. See
    Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

Results of Operations, page 23

19. In future filings, please expand/revise your results of operations discussion for each
    period presented to address the following items, at a minimum:
    • Quantify the impact of each factor you identify when multiple and/or offsetting
       factors contribute to fluctuations. For example for the three months ended June
       30, 2008, you attribute the increase in integrated engineered solutions gross profit
       to (a) higher revenue; (b) improved execution in the US built-to-order project
       business; (c) improved execution in the international built-to-order project
       business; offset by (d) lower contribution from the decrease sales of the CO_2 gas
       processing facilities in West Texas without quantification of the impact.
       Similarly for the three months ended June 30, 2008, you attribute to the increase
       in Standard & Traditional revenue to (a) continued strength of your Standard &
       Traditional equipment and services across North America; and (b) the additional
       revenue from your recent acquisition of a US company without quantification.
       Refer to Item 303(A)(3)(iii) of Regulation S-X.
    • We note that your CODM uses segment profit to make decisions about resources
       to be allocated to your operating segments and assess performance. We further
       note that segment profit margin significantly declined for both the three and six
       months ended June 30, 2008 as compared to the June 30, 2007 periods for each of
       the three reportable segments. Whereas gross profit margins for the three
       reportable segments did not necessarily trend similarly to the segment profit
       margins for these periods. As such, please include a discussion and analysis of
       segment profit margins for your three reportable segments to allow investors to
       understand the factors impacting the profit margin your CODM uses in making
       resource allocations and assessing performance.

- Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on revenues, gross profit margins, segment profit margins, selling, general and administrative expenses as a percentage of revenues, et cetera, including management's outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:

  o Revenue: For your Integrated Engineered Solutions segment, explain why you have had higher built-to-order project activity. As the operations of this segment is focused on the sales and related activities associated with built-to-order projects, it does not appear as though your discussion and analysis of the operating results for this segment provides investors with useful information to understand the historical results or the prospects for the future. Similarly with the Standard & Traditional segment, you attribute the increase in revenues, in part, to the strength in sales of your Standard & Traditional equipment and services across North America without any further explanation for the increase. Also, for the Integrated Engineered Solutions segment, you note that revenues were negatively impacted by lower revenue from your CO_2 gas processing facilities in West Texas. Your discussion and analysis should explain why this facility is generating lower revenue and how management is addressing the decrease, at a minimum.

  o Gross profit margin: You attribute the increase in the six months ended June 30, 2008 Integrated Engineered Solutions gross profit margin to improved execution in the US and international built-to-order project business. This explanation does not provide investors with an insight as to what was improved, how management improved the execution of this business, and whether there is an expectation for further improvements in the future. For your Standard & Traditional segment, you attribute the decline in the gross profit margin for the six months ended June 30, 2008 to escalating steel costs. Please also include a discussion of what management is doing to address the increased steel costs along with management's expectations as to whether the increased costs will continue to negatively impact gross profit margins.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Item 4. Controls and Procedures, page 32

20. We note your statement that an "internal control system, no matter how well
conceived and operated, can only provide reasonable, not absolute, assurance the
objectives of the internal control system will be met." Please revise your entire
discussion in future filings to state clearly, if true, that your disclosure controls and
procedures are designed to provide reasonable assurance of achieving their objectives
and that your principal executive officer and principal financial officer concluded that
your disclosure controls and procedures are effective at that reasonable assurance
level. In the alternative, remove the reference to the level of assurance of your
disclosure controls and procedures. Please refer to Section II.F.4 of Management's
Reports on Internal Control Over Financial Reporting and Certification of Disclosure
in Exchange Act Periodic Reports, SEC Release No. 33-8238 for further guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed
response letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure
in the filing;

· staff comments or changes to disclosure in response to staff comments do
not foreclose the Commission from taking any action with respect to the
filing; and

· the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws
of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Jessica Kane at (202) 551-3235, or in her absence, Brigitte Lippmann at (202) 551-3713.

Sincerely,

Terence O'Brien
Accounting Branch Chief